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                                                                    EXHIBIT 99.1

INVESTOR INFORMATION

                                                    SAP AG
                                                    Neurottstrasse 16
                                                    D-69190 Walldorf
                                                    Germany

                                                    Corporate Communications
                                                    Phone +49 (62 27) 7- 4 63 11
                                                    Fax +49 (62 27) 7- 4 63 31
                                                    www.sap.com
                                                    E-mail: press@sap.com


FOR IMMEDIATE RELEASE

                       Contact:       Gundolf Moritz
                                      SAP AG
                                      +49-6227-7-44872
                                        -or-
                                      Stefan Gruber
                                      SAP AG
                                      +1-212-653-9821
                                        -or-
                                      Jim Prout
                                      Taylor Rafferty
                                      +1-212-889-4350


SAP ANNUAL GENERAL MEETING APPROVES DIVIDEND OF EURO 0.58
PER ORDINARY SHARE

WALLDORF, GERMANY -- MAY 3, 2002 -- SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today held its annual general meeting in Mannheim, Germany. All items proposed by the Supervisory Board and Executive Board were approved at the meeting by more than 97 percent of the represented voting capital. A dividend in the amount of Euro 0.58 per ordinary share will be paid to SAP shareholders. Furthermore, the annual general meeting also approved the new stock option plan, SAP SOP (Stock Options Plan), as well as the extension of the share buy back program, which authorizes SAP to repurchase up to 30 million SAP ordinary shares.

The new Supervisory Board was approved by more than 97.95 percent of the represented voting capital. In contrast to the original proposal to continue with Arthur Andersen as the external auditor, the Supervisory Board proposed KPMG to act as auditor for the fiscal year 2002, which was approved. Dietmar Hopp, Chairman of the Supervisory Board, commented that this decision was based on the recent and unexpected split-up of Arthur Andersen's international organization.

ABOUT SAP

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP(R) software. With

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subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)